SECUR  ISSION

12062270

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40805

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Philadelphia investors, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1528 Walnut Street, Suite 510
(No. and Street)

Philadelphia (City) PA (State) 19102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clarence Z. Wurts 215-772-1177
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adelman & Company, PC
(Name – *if individual, state last, first, middle name*)

3103 Philmont Avenue, Suite 120 Huntingdon Valley, PA 19006
(Address) (City) (State) (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 16 2012
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CLARENCE Z. WURTS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Philadelphia investors, Ltd., as of June 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
GEMINI GOHIL, Notary Public
City of Philadelphia, Phila. County
My Commission Expires March 14, 2016

Signature

PRESIDENT

Title

Notary Public

Sworn to and subscribed before me this 8 day of August 20 12.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Philadelphia Investors, LTD.

Year Ended June 30, 2012

Financial Statements

Adelman & Company, PC

Certified Public Accountants and Consultants

Philadelphia Investors, LTD.
(An S Corporation)

Report on Audited Financial Statements
Year Ended June 30, 2012

Philadelphia Investors, LTD.

Index



Adelman & Company, PC

Certified Public Accountants and Consultants

601 Chapel Avenue East
Cherry Hill, NJ 08034
856-428-2000
www.adelmancpa.com

3103 Philmont Avenue
Suite 120
Huntingdon Valley, PA 19006
215-947-7800 • Fax 215-947-5764

INDEPENDENT AUDITORS' REPORT

Board of Directors
Philadelphia Investors, LTD.
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of Philadelphia Investors, LTD. (an S Corporation) as of June 30, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by managements, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Philadelphia Investors, LTD. (an S Corporation) as of June 30, 2012, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and , in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Adelman & Company, PC

Adelman & Company, PC
Huntingdon Valley, Pennsylvania
August 6, 2012

Philadelphia Investors, LTD.

Statement of Financial Condition

June 30,	2012
ASSETS	
Cash and cash equivalents	$ 692
Equity securities owned, at market value	644,648
Furniture and equipment, at cost, less accumulated depreciation of $276,118	17,088
Prepaid expenses	471
Other assets	4,375
Total Assets	$ 667,274
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Commissions payable	$ 19,386
Payable to clearing broker	3,748
Accounts payable and accrued expenses	5,899
Total Liabilities	29,033
SHAREHOLDERS' EQUITY	
Common stock, par value, $1	
Authorized 1,000 shares;	
Issued and outstanding 100 shares	100
Additional paid in capital	991,188
Accumulated deficit	(353,047)
Total Stockholders' Equity	638,241
Total Liabilities and Stockholders' Equity	$ 667,274

See accompanying independent auditors' report and notes to financial statements.

Philadelphia Investors, LTD.

Statement of Income

For the Year Ended June 30,		2012
Revenues		
Commission	$	386,695
Interest income		15,232
Net gain on marketable securities		146,830
Other income		350
Total Revenues		549,107
Expenses		
Employees' compensation and benefits		265,021
Communication costs		26,351
Clearing corporation transaction and related costs		31,556
Registration and license		8,725
Occupancy costs		57,584
Depreciation expense		5,034
Professional fees		21,377
Interest		376
Other		63,522
Total Expenses		479,546
Net Income	$	69,561

See accompanying independent auditors' report and notes to financial statements.

Philadelphia Investors, LTD.

Statement of Stockholders' Equity

For the Year Ended June 30 **2012**

	Common Stock Par Value	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, June 30, 2011	$ 100	$ 991,188	$ (422,608)	$ 568,680
Net Income			69,561	69,561
Distributions			-	-
Balance, June 30, 2012	$ 100	$ 991,188	$ (353,047)	$ 638,241

See accompanying independent auditors' report and notes to financial statements.

Philadelphia Investors, LTD.

Statement of Cash Flows

For the Year Ended June 30,	2012
Operating Activities	
Net income	$ 69,561
Adjustments to reconcile net income to net cash provided by (used in) operating activities	
Depreciation	5,034
Changes in assets and liabilities:	
(Increase) decrease in assets	
Equity securities owned	(26,771)
Prepaid expenses	9,715
Increase (decrease) in liabilities	
Commissions payable	(406)
Accrued expenses	(601)
Payables from clearing broker	(69,935)
Net cash (used in) operating activities	(13,403)
Investing Activities	
Purchase of furniture and equipment	(11,053)
Net cash (used in) investing activities	(11,053)
Increase in cash and cash equivalents	(24,456)
Cash and cash equivalents – beginning of year	25,148
Cash and cash equivalents – end of year	$ 692
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ 376

See accompanying independent auditors' report and notes to financial statements.

Note 1. Summary of Significant Accounting Policies

Nature of the Business
Philadelphia Investors, LTD. (the "Company") operates in Pennsylvania as an introducing securities broker-dealer in which securities transactions orders for customers are placed through a regional clearing agent (Pershing, LLC a subsidiary of BNY Mellon – "Pershing") on a fully disclosed basis. The Company does not hold securities on behalf of customers and did not carry margin accounts at the year end.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Basis of Accounting
Proprietary and customer security transactions, commissions and related expenses are recorded on a settlement date basis, which does not differ materially from the trade date.

Marketable Securities
Marketable securities owned, consisting of equity securities, are valued at market value. The resulting differences between cost and market are included in the statement of operations.

Property, Equipment Depreciation and Amortization
Property and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the estimated lives of the respective assets.

Income Tax Status – S Corporation
The Company, with the consent of its shareholders, has elected under Internal Revenue Code and Commonwealth of Pennsylvania Tax Code to be an S corporation. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Use of Estimates
Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits held at financial institutions and money market funds with its clearing broker.

Note 2. Payable to Clearing Broker

Clearing and depository operations are performed by the Company's clearing broker pursuant to a clearance agreement. At June 30, 2012, substantially all of the marketable securities owned were positions with, and amounts payable to, this clearing broker. At June 30, 2012, the Company was required to maintain a $25,000 deposit with the clearing broker pursuant to the clearing agreement.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "the applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2012, the Company had net capital of $467,243 which was $367,243 in excess of its required net capital of $100,000. The Company's net capital ratio was 6.21% to 1.

Note 4. Commitments and Contingencies

Operating Lease Commitments

The Company is committed under one noncancellable operating lease that expires December 31, 2012. The minimum annual rental commitments under the lease are summarized as follows:

Years Ending June 30	Amount
2013	$ 23,659
	$ 23,659

Rental expenses for all leases for the years ended June 30, 2012 totaled $57,584.

Note 5. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by the customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Note 6. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Cash and cash equivalents, loans receivable, and commissions payable:

The carrying amounts approximate fair value because of the short-term maturity of these instruments.

Note 7. Concentrations and Credit Risk

The Company places substantially all cash with one financial institution that is not FDIC or SIPC insured.

A third party custodian maintains the Company's investments. At June 30, 2012 the investments with this custodian were 84% concentrated in three equity securities.

One customer accounted for approximately 27% of the Company's commission income during the year ended June 30, 2012.

Note 8. Income Taxes

The Company adopted FASB Accounting Standards Codification ("ASC") 740, Income Taxes (formerly referenced as FASB Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109), which changed the framework for accounting for uncertainty in income taxes. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are then measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement. As of June 30, 2012, management believes there are no significant uncertain tax positions that would require a tax provision or related accruals for interest and penalties.

Note 8. Income Taxes (Continued)

The Company is subject to taxation and files income tax returns in the U.S. federal jurisdiction, and Pennsylvania. For U.S. federal income tax purposes, all years prior to 2007 are closed. There are no current or pending tax examinations.

Note 9. Compensated Absences

A non-commission employee of the Company is entitled to paid vacation, paid sick days and personal days off, depending on length of service, and other factors. The amount of compensation for future absences is not material to the financial statements, and accordingly, no liability has been recorded in the accompanying financial statements. The company's policy is to recognize the costs of compensated absences when actually paid to employees.

Note 10. Subsequent Events

The Company has evaluated subsequent events through August 6, 2012, the date which the financial statements were available to be issued.

Supplementary Information

Philadelphia Investors, LTD.

Computation of Net Capital, Pursuant to Rule 15c3-1

June 30,	2012
Computation of Net Capital	
Stockholder's equity from statement of financial condition	$638,241
Liabilities subordinate to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	638,241
Deduction and/or charges:	
Total nonallowable assets	21,934
Net capital before haircuts on securities positions	616,307
Haircuts on securities positions	149,064
Net Capital	$467,243
Computation of Basic Net Capital Requirement	
Minimum net capital required, 6-2/3% of $29,033 pursuant to Rule 15c3-1	$1,936
Minimum dollar net capital requirements of reporting broker / dealer	100,000
Net capital requirement	100,000
Excess net capital	$367,243
Computation of Aggregate Indebtedness	
Total liabilities from statement of financial condition	$29,033
Aggregated Indebtedness	$29,033
Ratio: Aggregate Indebtedness to Net Capital	6.21% to 1

See accompanying independent auditors' report and notes to financial statements.

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II(a) of Form X-17a-5 dated July 26, 2012 was not prepared as there are no material differences between the Company's computation of net capital and computation contained herein.

Philadelphia Investors, LTD.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

June 30, 2012

The Company claims exemption from the requirement of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

June 30,	2012

The Company claims exemption from the requirement of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.



Adelman & Company, PC

Certified Public Accountants and Consultants

601 Chapel Avenue East
Cherry Hill, NJ 08034
856-428-2000
www.adelmancpa.com

3103 Philmont Avenue
Suite 120
Huntingdon Valley, PA 19006
215-947-7800 • Fax 215-947-5764

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Philadelphia Investors, Ltd.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of Philadelphia Investors, Ltd. (the "Company"), as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Adelman & Company, PC

Adelman & Company, PC
Huntingdon Valley, Pennsylvania
August 6, 2012



Adelman & Company, PC

Certified Public Accountants and Consultants

601 Chapel Avenue East
Cherry Hill, NJ 08034
856-428-2000
www.adelmancpa.com

3103 Philmont Avenue
Suite 120
Huntingdon Valley, PA 19006
215-947-7800 • Fax 215-947-5764

Independent Accountants' Report on Agreed Upon Procedures on the SPIC General Assessment Reconciliation

To the Board of Directors of Philadelphia Investors, Ltd.
1528 Walnut Street, Suite 510
Philadelphia, PA 19102

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2012, which were agreed to by Philadelphia Investors, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Philadelphia Investors, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Philadelphia Investors, Ltd.'s management is responsible for the Philadelphia Investors, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Adelman & Company, PC

Adelman & Company, PC
Huntingdon Valley, Pennsylvania
August 6, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 6/30/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040805 FINRA JUN
PHILADELPHIA INVESTORS LTD
1528 WALNUT ST STE 510
PHILADELPHIA PA 19102-3606

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 929

B. Less payment made with SIPC-6 filed (**exclude interest**) (479)

1-27-12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 450

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 450

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 450

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the _____ day of _______________, 20_____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2011
and ending 6/30/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 549,107
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	30,411
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	146,830
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 376	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	376
Total deductions	177,617
2d. SIPC Net Operating Revenues	$ 371,490
2e. General Assessment @ .0025	$ 929
	(to page 1, line 2.A.)